UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Act of 1934

(Amendment No. 1)*

ACIES CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

004507 10 9

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)

/X/ Rule 13d-1(c)

/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  004507 10 9

|   1  |

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Stephen Brock

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|   2  |

Check the Appropriate Box if a Member of a Group

(a)[ ]

(b)[ ]

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|   3  |

SEC Use Only

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|   4  |

Citizenship or Place of Organization

United States

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| 5 | Sole Voting Power

Number of

2,713,200

Shares Bene-              -----------------------------------------------------------------------------------------------------

ficially

| 6 | Shares Voting Power

Owned by Each

N/A

Reporting                   -----------------------------------------------------------------------------------------------------

Person With

| 7 | Sole Dispositive Power

2,713,200

                                  ------------------------------------------------------------------------------------------------------

| 8 | Shared Dispositive Power

N/A

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|  9  |

Aggregate Amount Beneficially Owned by Each Reporting Person

2,713,200

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|  10  |

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

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|  11  |

Percent of Class Represented by Amount in Row (9)

5.8%

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|  12  |

Type of Reporting Person

IN

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Item 1.

     (a)  Name of Issuer:

Acies Corporation

     (b)  Address of Issuer's Principal Executive Offices:

14 Wall Street, Suite 1620

New York, New York 10005

Item 2.

     (a)  Name of Person Filing: Stephen Brock

     (b)  Address of Principal Business Office or, if none, Residence:

5770 El Camino Road

Las Vegas, Nevada 89118

     (c)  Citizenship or Place of Organization: United States

     (d)  Title of Class of Securities: Common Stock, par value $.001 per share

     (e)  CUSIP Number: 004507 10 9

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person is a:

(a) [ ]

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ]

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ]

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ]

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [ ]

An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [ ]

An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [ ]

A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) [ ]

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ]

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]

Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)   Amount beneficially owned:  2,713,200 shares.

     (b)   Percent of class:  5.8%.

     (c)   Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:  2,713,200

(ii)

Shared power to vote or to direct the vote:  -0-

(iii)

Sole power to  dispose  or to direct  the  disposition of:  2,713,200

(iv)

Shared power to dispose or to direct the disposition of:  -0-

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following o

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

N/A.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A.

Item 8.  Identification and Classification of Members of the Group

N/A.

Item 9.  Notice of Dissolution of Group

N/A.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2006

By:  /s/ Stephen Brock

Stephen Brock